ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.6

NOVONIX Announces December Investor Events

BRISBANE, Australia, November 27, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that the company is scheduled to host and participate in the following upcoming investor events in December 2024:

•
NOVONIX will host an investor presentation by Dr. Chris Burns, CEO, and site tour at its Lookout Valley and Riverside facilities in Chattanooga, TN on December 5th. Due to limited capacity, in-person attendance is by invitation only. Investor questions may be submitted prior to the event at ir@novonixgroup.com. A replay of the presentation will be available on the NOVONIX Investor Relations website following the presentation.
•
Jefferies Battery Storage & Materials Virtual Conference with Dr. Chris Burns to be held on December 13th at 1:40 pm EST.
•
Deutsche Bank Fireside Chat with Dr. Chris Burns to be held on December 17th at 10:00 am EST.

Presentation materials and available webcast links will be posted prior to each event on the NOVONIX investor relations website events page.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com